News Release	AMEX, TSX Symbol: NG

NovaGold Announces Q2 Financial Results & Project Updates

13 July 2005 - Vancouver NovaGold Resources Inc. (TSX:NG; AMEX:NG) NovaGold Resources Inc. is pleased to report its financial and operating results for the three and six month periods ended May 31, 2005 together with an update of the Company’s activities. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis, this and the details on each of the Company’s projects including resource estimates can be found on the Company’s website www.novagold.net and on SEDAR www.sedar.com. All amounts are in Canadian dollars unless otherwise states.

NovaGold is pleased to report its financial and operating results for the three and six month periods ended May 31, 2005 together with an update of the Company’s activities.

Since NovaGold’s last quarterly report released in April, the Company achieved several important milestones as part of the Company’s continued rapid growth. The Company continues to steadily advance its four North American development stage projects toward production with an ambitious exploration and development program. With the increased success of the results at Galore Creek the Company has expanded its 2005 drill program from 50,000 meters to 65,000 meters and significantly expanded the engineering and environmental activities. As a result the Company expects to spend $40 million in 2005 at the Galore Creek project. The total amount to be invested this year on all the Company’s properties is expected to be $70 million, including $17 million by the Company’s joint venture partners. Below is a brief progress update on the Company’s advanced stage projects and an overview of the Company’s revenue generating activities at its Nome Operations.

Galore Creek Project

The Galore Creek copper-gold-silver project located in Northwestern British Columbia is one of NovaGold's most promising advanced stage projects. Galore Creek is a growing world class gold-silver-copper system that is one of the largest exploration and development programs in North America. NovaGold has the option to purchase a 100% interest in the main Galore Creek property, originally owned by subsidiaries of Rio Tinto and Anglo American, with no back-in rights or royalties.

Currently the camp facilities have been expanded to support up to 175 technical personnel on-site with work focused on drilling, geophysics, mine planning and infrastructure, as well as environmental baseline data collection in preparation for the Feasibility Study targeted for completion in mid-2006. With the Company’s recently announced financing, the original 50,000 meter drill program at Galore Creek has been expanded to 65,000 meters.

A total of seven drill rigs are operating on site with drilling targeted to define additional resources and to upgrade Inferred category resources to the Measured and Indicated categories. The Company is also completing collection and analysis of all baseline environmental data and preparing a formal environmental assessment document and key permit applications for submission by the end of 2005.

In addition, NovaGold continues to work closely with the local communities around the project. The Company has concluded an Environmental Assessment Funding Agreement and a Negotiation Agreement with the intention to conclude a Participation Agreement with the Tahltan regarding project development within the next year. Management is very pleased with the overall progress being made on the Galore Creek project.

Donlin Creek Project

At Donlin Creek the Company’s joint venture partner, Placer Dome has increased its budget on the project to US$13 million from US$11 million on a minimum 20,000 meter drill program designed to increase the existing 11 million ounce Measured and Indicated gold mineral resource by upgrading a portion of the 14.3 million ounce Inferred gold mineral resource on the project. Three drill rigs have been working on site since spring with results anticipated over the next few months. Placer Dome is completing detailed engineering and design studies for all capital and operating cost estimates to a Pre-Feasibility level and is preparing extensive baseline environmental data to initiate the permit process by late 2005.

The Company is pleased with Placer Dome’s progress as they steadily advance this world class asset towards a production decision under the timeline of the property agreement. As currently envisaged, Donlin Creek would be developed as a large scale, open-pit mining operation that would produce in excess of 1 million ounces of gold per year. Placer Dome currently owns a 30% interest in the project and has the right to earn an additional 40% interest from NovaGold by expending US$32 million toward development of the property, completing a bankable feasibility study and making a positive construction decision by November 2007. The Donlin joint venture continues to work closely with local communities, native corporation land owners, and state and federal governments to develop a world class mine at Donlin Creek.

Nome Operations

At the Rock Creek project, the Feasibility study is scheduled for completion this fall. In addition, project permitting is progressing on schedule and permits necessary to start construction are anticipated by early in 2006. The Company has begun to purchase certain equipment with long lead times to ensure delivery into Nome, Alaska by the summer of 2006 to begin construction of the mine. The Rock Creek project is anticipated to produce an average of 100,000 ounces of gold per year at a total cash cost of around US$250 per ounce. A mine construction decision at Rock Creek is targeted for early 2006 after completion of the Feasibility Study and receipt of construction permits.

At the nearby Big Hurrah property located outside of Nome, NovaGold has initiated a drill program to develop a higher-grade resource on the project that can be integrated into the Rock Creek mine plan. Environmental baseline work at Big Hurrah is also underway to include the deposit in the Rock Creek permit process.

With the start of construction at Rock Creek, NovaGold will mark its first transition from explorer/developer to producer. The Company envisions the development of the Rock Creek deposit as part of an integrated operation which includes Rock Creek, Saddle and Big Hurrah deposits, and the Nome Gold alluvial deposits which collectively contain in excess of 3 million ounces of gold resource.

NovaGold also anticipates continued sales from its Nome sand-and-gravel and land businesses which consistently contribute cash flow for the corporation. These activities and our operations at Rock Creek and Big Hurrah once the Feasibility Study has been completed will result in an efficient integrated operation that will bring over a hundred quality jobs to the community of Nome with significant positive economic benefits to the community and our shareholders as we make our transition to a producer at the Nome Operations.

We look forward to reporting on further positive developments on all of the Company’s projects during the coming months.

Financials Results

Results of Operations

The Company had a net loss of $1.8 million (or $0.03 per share) for its second quarter ended May 31, 2005, compared with a net loss of $6.5 million (or $0.12 per share) for the same quarter in 2004. The decrease in the quarter’s loss was mainly due to the reduced stock-based compensation charge of $5.5 million from 2004 offset partly by higher costs from increased corporate activities in 2005.

Net revenues from the Company’s Nome, Alaska land and gravel operations and interest income totaled $0.5 million for the second quarter of 2005, compared with $0.6 million in the same period in 2004. The reduction of $0.1 million is due to decreased land and gravel sales and lower interest income due to lower cash balances.

Expenses were $2.2 million for the second quarter ended May 31, 2005 compared with $7.2 million in the same quarter in 2004. The 2004 expenses excluding non-cash stock-based compensation expense of $5.5 million would have been $1.7 million. Besides stock-based compensation expense, expenses for the quarter ended May 31, 2005 compared with the same quarter in 2004 increased by $0.5 million due to increases in corporate development and communication costs of $0.2 million, wages and benefits of $0.2 million and professional fees of $0.1 million. These increases are related to increased corporate activities due to the Company’s growth.

The Company has a net loss of $6.9 million (or $0.11 per share) for the six months ended May 31, 2005, compared with a net loss of $6.8 million (or $0.13 per share) for the same period in 2004. The losses in 2005 and 2004 are almost comparable since the reduction of $0.4 million in net revenues in 2005 compared with 2004 is offset mostly by the reduction in overall expenses of $0.4 million. The largest expense item for both years was the non-cash stock-based compensation expense of $4.2 million in 2005 and $5.5 million in 2004.

Selected Financial Data

The following quarterly information are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).

Quarterly Information
In $000’s except per share amounts, for the fiscal quarters ended:

	5/31/05	2/28/05	11/30/04	8/31/04	5/31/04	2/29/04	11/30/03	8/31/03
		$	$	$	$	$	$	$
Net revenues	409	515	946	1,207	581	735	575	359

Loss for the quarter	(1,797)	(5,137)	(1,263)	(286)	(6,533)	(294)	(1,537)	(636)
Loss per share –
basic and diluted	(0.03)	(0.08)	(0.01)	(0.00)	(0.12)	(0.01)	(0.02)	(0.01)
Net expenditures
on mineral
properties and
related deferred
costs(1)

USA	2,735	1,613	3,852	3,153	970	480	2,916	1,942

Canada	6,442	2,859	7,621	92,980(2)	1,553	437	(109)	4,700
(1)	Expenditures on mineral properties and related deferred costs include fair value adjustments and are net of recoveries, adjustments and option payments received.
(2)	An excess of purchase price over book value of $84,958,000, including deferred tax provision of $30,262,000, was allocated to Galore Creek on the acquisition of SpectrumGold Inc. in July 2004.

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by the end of the year. During the second quarter ended May 31, 2005, the Company expended $11.9 million on mineral properties and related deferred costs. Of this amount, $9.3 million related to spending at the Galore Creek project located in Northern British Columbia. The majority of the expenditures at Galore Creek relate to drilling and work performed for an independent Pre-Feasibility level study targeted to be completed in the second half of 2005. This Pre-Feasibility level study will incorporate the new resources discovered in the 2004 drill program and is targeting up to a 100% increase in the mining and milling rate from the independent Preliminary Economic Assessment (PEA) study completed on the project in August 2004 by Hatch. The Company expended $1.0 million on engineering and environmental permitting at the Rock Creek project in Nome, Alaska to advance the final feasibility study which is on target for completion in the fall of 2005. Nearby Rock Creek is the Big Hurrah project where the Company expended $0.9 million this quarter. The Company also expended $0.7 million at the Ambler project on the drill program. During the quarter the Company sold 650399 BC Ltd., which held the Company’s Yukon properties, and the sale resulted in a reduction in mineral properties and related deferred costs of $2.7 million.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of the Nome land sales, stock option grants, corporate development and communication costs, wages and benefits, professional fees and the write-offs of mineral property costs previously capitalized. The majority of the Company’s properties are not yet in production, consequently the Company believes that its loss (and consequent loss per share) is not a significant factor to investors in the Company. Although the Company’s sales revenues are denominated in US dollars and a portion of the expenses are denominated in US dollars, the Company’s cash balances, which are significantly larger than those US amounts, are predominately in Canadian funds and therefore the Company has not been materially susceptible to currency variations in the first two quarters of 2005.

Liquidity and Capital Resources

The Company expended $4.0 million on net operating activities during the six months ended May 31, 2005 compared with $3.0 million during the same period in 2004. The largest element of the increase was the increase in cash flows used for operations before changes in non-cash working capital.

The Company received net proceeds of $1.1 million from the exercise of stock options during the six months ended May 31, 2005 compared with $6.1 million from the exercise of stock options and warrants during the same period in 2004.

The Company expended $15.0 million on investing activities during the six months ended May 31, 2005 compared with $5.4 million during the same period in 2004. During the period, the Company expended a total of $15.5 million on mineral properties and related deferred costs of which $1.6 million related to accrued costs at the Company’s November 30, 2004 year end. The majority of the mineral property expenditures for the first half of the year occurred at the Galore Creek, Rock Creek and Big Hurrah projects.

The Company has no material off-balance sheet arrangements, no material capital lease agreements and no material long term obligations. The majority of the Company’s expenditures on its properties are of a discretionary nature.

At May 31, 2005, the Company’s aggregate commitments for operating leases totaled $3.3 million. These operating leases include the Company’s leased head office location and certain office equipment. The future minimum lease payments at the year-end are approximately as follows:

in thousands of Canadian dollars
$
2005	89
2006	287
2007	289
2008	285
2009	285
Thereafter	2,030

The Company has no significant financial or other instruments except that its cash balances are largely invested in high quality commercial or bank paper with terms of less than three months that can be easily liquidated.

Outlook

At May 31, 2005 the Company had unrestricted cash and cash equivalents of $38.3 million. On July 7, 2005 the Company completed a $62.6 million bought deal financing to a syndicate of Canadian investment dealers to purchase 6.26 million special warrants at a price of $10.00 per special warrant for net proceeds of approximately $59.0 million.

The Company initially budgeted to invest a minimum of $37 million on exploration and development programs on its properties in 2005. This included $25 million at Galore Creek, US$5.75 million at Rock Creek/Big Hurrah and US$4 million at the Ambler project. In July 2005 the Company received approximately $59 million from a special warrant financing. As a result of the receipt of these additional funds the Company is considering expanding the programs at both Galore Creek and Rock Creek/Big Hurrah.

At the Galore Creek project, the Company initially planned in 2005 to spend a minimum of $25 million on project engineering, environmental work and at least 50,000 meters of drilling. With the successful results from the resource update completed in April 2005, and the subsequent completion of additional financing, the Company has expanded its planned expenditure at Galore Creek to at least $40 million, including a program targeting a minimum 65,000 meters of drilling and increased project engineering and environmental work. The specific objectives are to complete a pre-feasibility level assessment of the project by the second half of 2005, to complete an in-fill drilling program to convert inferred mineralization into indicated in all areas, to complete all field engineering studies required to complete a feasibility study by mid-2006, to complete collection and analysis of baseline environmental data and to prepare a formal environmental assessment document and key permit applications for submission by the end of 2005, and to continue to build on our relationship with the Tahltan First Nations including reaching a legal agreement with the Tahltan regarding project development.

At the Rock Creek project the final feasibility study using the services of the independent engineering firm Norwest Corporation is ongoing. The Company completed additional in-fill drilling and metallurgical testwork as part of the final feasibility study and has decided to include mining from the Big Hurrah deposit as part of the study. A budget of US$4 million was planned for the development work in 2005 with the objective of the program to advance Rock Creek to a stage of being fully permitted and ready to construct. A further US$1.75 million was anticipated to be expended, mainly on drilling, at the Big Hurrah project located 45 miles from Rock Creek. Although the studies and permitting are not complete the Company, as previously announced, is considering purchasing (or advance ordering) certain critical equipment in advance so that the construction schedule is not delayed, should a decision be made to construct a mine at Rock Creek/Big Hurrah later in 2005. The potential commitment on these items in 2005 is expected not to exceed US$20 million.

At the Ambler project, the Company plans to spend US$4 million on 6,000 meters of drilling with the objectives to advance the project to Scoping level by continuing the drilling program to define the resource, complete transportation and energy studies, increase the resource base by testing possible ore zone extensions defined through deposit modeling, and confirm and expand mineralization on select outlying prospects and targets.

At the Donlin Creek project, no financial contribution is required by NovaGold in 2005 for the project but US$13 million, an increase from US$11 million, is budgeted to be invested by Placer Dome on a 20,000 meter drill program to increase inferred resources to the indicated category, on detailed engineering and design, and on environmental assessment documentation for development of the project, and completion of a pre-feasibility level study.

About NovaGold
NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America’s largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler Project in partnership with Rio Tinto, as well as the Company’s Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 66.3 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact: Phone (604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA	Greg Johnson
Senior VP & CFO	VP Corporate Communications and Strategic
E-mail: don.macdonald@novagold.net	Development
E-mail:greg.johnson@novagold.net

Forward-Looking Statements

The above contains forward-looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward-looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry and the Company's projects, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward-looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NOVAGOLD RESOURCES INC.
Consolidated Balance Sheets - Unaudited
in thousands of Canadian dollars

	May 31	November 30
	2005	2004
	$	$
Assets
Current assets
Cash and cash equivalents	38,269	56,142
Restricted cash	790	469
Accounts receivable	122	192
Amounts receivable from related party	13	13
Inventory	40	39
Deposits and prepaid amounts	2,435	1,174
	41,669	58,029

Accounts and officer loan receivable	697	710
Land	1,757	1,757
Property, plant and equipment	2,302	1,131
Mineral properties and related deferred costs	160,775	147,126
Investments	4,408	1,641
Reclamation deposit	105	105
	211,713	210,499
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8,389	6,867
Loan payable	200	200
Reclamation payable	870	899
	9,459	7,966

Officer loan payable	191	204
Deferred tenant inducements	477	-
Deferred income	10	21
Provision for reclamation costs	536	536
Future income taxes	36,994	30,262
	47,667	38,989
Shareholders’ equity
Share capital	243,039	247,511
Contributed surplus	820	820
Stock-based compensation	9,753	5,811
Deficit	(89,566)	(82,632)
	164,046	171,510

	211,713	210,499

(See notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]		[signed: James Philip]
	Director		Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC.
Consolidated Statements of Operations and Deficit - Unaudited
in thousands of Canadian dollars, except per share amounts

	Three Months Ended		Six Months Ended
	May 31		May 31
	2005	2004	2005	2004
	$	$	$	$
Revenue
Land, gravel, gold and other	202	238	346	617
revenue
Interest income	252	367	655	735
	454	605	1,001	1,352

Cost of sales	45	24	77	36
	409	581	924	1,316

Expenses and other
Corporate development and
communication	461	262	679	392
Foreign exchange (gain) loss	(57)	90	(84)	57
General and administrative	597	526	1,092	1,043
Mineral property recovery in
excess of costs	-	(40)	-	(109)
Professional fees	441	316	560	455
Stock-based compensation	-	5,452	4,209	5,452
Wages and benefits	764	570	1,402	979
	2,206	7,176	7,858	8,269

Minority interest	-	62	-	126

Loss for the period	(1,797)	(6,533)	(6,934)	(6,827)

Deficit - Beginning of period	(87,769)	(74,550)	(82,632)	(74,256)

Deficit - End of period	(89,566)	(81,083)	(89,566)	(81,083)
Loss per share
Basic and diluted	(0.03)	(0.12)	(0.11)	(0.13)

Weighted average number of shares	66,181,143	54,094,759	65,891,784	53,691,688

(See notes to consolidated financial statements)

NOVAGOLD RESOURCES INC.
Consolidated Statements of Cash Flows - Unaudited
in thousands of Canadian dollars

	Three Months Ended		Six Months Ended
	May 31		May 31
	2005	2004	2005	2004
	$	$	$	$
Cash flows from (used in) operating
activities
Loss for the period	(1,797)	(6,533)	(6,934)	(6,827)
Items not affecting cash
Amortization	22	47	84	94
Foreign exchange (gain) loss	(57)	90	(84)	57
Mineral property recovery in excess of
costs	-	(40)	-	(109)
Minority interest	-	178	-	285
Stock-based compensation	-	5,452	4,209	5,452
	(1,832)	(806)	(2,725)	(1,048)
Net change in non-cash working capital
Increase in accounts receivable, deposits
and prepaid amounts	(587)	(177)	(1,191)	(440)
Increase in inventory	(1)	(2)	(1)	(4)
Increase/(decrease) in accounts payable
and accrued liabilities	79	232	(129)	(1,503)
	(2,341)	(753)	(4,046)	(2,995)
Cash flows from financing activities
Proceeds from issuance of common shares -
net	324	3,023	1,128	6,132
	324	3,023	1,128	6,132
Cash flows from investing activities
Acquisition of property, plant and
equipment	(737)	(466)	(778)	(549)
Expenditures on land improvements	-	-	-	(74)
Expenditures on mineral properties and
related deferred costs - net	(11,942)	(2,523)	(15,549)	(3,565)
Increase in accounts payable and accrued
liabilities related to mineral properties	4,982	677	1,609	398
Increase in restricted cash	(321)	(410)	(321)	(410)
Investments	-	(1,000)	-	(1,180)
	(8,018)	(3,722)	(15,039)	(5,380)
Effect of exchange rate on cash and
cash equivalents	57	(90)	84	(57)
Decrease in cash and cash equivalents
during the period	(9,978)	(1,542)	(17,873)	(2,300)
Cash and cash equivalents - Beginning
of the period	48,247	58,989	56,142	59,747
Cash and cash equivalents - End of the
period	38,269	57,447	38,269	57,447

(See notes to consolidated financial statements)